

PE 7-31-02


SEC MAIL PROCESSING
RECEIVED
AUG 16 2002
WASH. D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

QUEENSTAKE RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☒ Form 40 F ☐

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED: **Press release NR2002-8**
DESCRIPTION: **Magistral Update**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date July 26, 2002

By ________________
(Signature)

Doris Meyer, Corporate Secretary, CFO
Queenstake Resources Ltd.



NEWS RELEASE

News Release 2002-8 **July 26, 2002**
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

MAGISTRAL UPDATE

Queenstake Resources Ltd. (QRL-TSX) is nearing completion of constructing its Magistral gold mine in Sinaloa, Mexico. Construction should be completed at the end of August with first gold poured in September or October 2002.

Queenstake is operator and joint venture partner with Midwest Mining Inc. in the Magistral Joint Venture (the "MJV") owner of the Magistral. Construction is on schedule and estimated capital budget overruns of US$1.5 million have been loaned to the MJV equally between Queenstake and Midwest. Each US$750,000 loan bearing interest at 18% per annum will be repaid from a first call on 100% of Magistral cash flow and will be secured by the assets of the MJV.

Production will begin at the rate of approximately 40,000 ounces per year for an estimated mine life of 8 years. The feasibility study forecast an estimated life of mine operating cost per ounce to be US$180 and the MJV expects it to be reduced due to the high-grade nature of the recently discovered additional reserves. The revised estimated cash capital cost is now US$8.125 million including working capital of approximately US$1 million. Most of the mobile equipment and the plant were acquired with the acquisition of Oro de Sotula S.A. de C.V. ("Oro") a Mexican company that previously operated the Santa Gertrudis, Sonora gold mine. The deferred acquisition cost of Oro will be paid by cash flow from the MJV.

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com web – www.queenstake.com

The Company relies upon litigation protection for "forward-looking" statements.


TSX
QRL

Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com